Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer

April 2, 2008

Via Fax & EDGAR

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2007
File No. 1-04471

Dear Ms. Jacobs:

Attached is an update to our letter dated March 20, 2008, which was in response to your letter dated March 14, 2008. The update is in response to the questions raised by Ms. Maryse Mills-Apenteng in a conference call on March 26, 2008 regarding our March 20, 2008 response letter.

In connection with our response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our response, please do not hesitate to call me at 203-849-2505 or Gary Kabureck, Vice President and Chief Accounting Officer at 203-849-2630.

Sincerely,

/S/ Lawrence A. Zimmerman

Lawrence A. Zimmerman
Executive Vice President and Chief Financial Officer

45 Glover Avenue

Norwalk, CT 06856-4505

Phone: 203-849-2505

Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer

C:	A. Mulcahy
L. Varon
G. Kabureck
D. Liu
D. Marshall
I. McKinney

M. Cohen (PWC)
T. Morrison (PWC)
M. Mills-Apenteng (SEC)

Form l0-K for the Fiscal Year Ended December 31, 2007

Exhibits

The disclosure in the business section “Manufacturing and Supply” indicates that inventory purchases from Flextronics currently represent approximately 20% of your overall worldwide inventory procurement. Please expand on your earlier response and explain how a contract that accounts for that level of inventory procurement in and of itself would not be considered material.

Response: As previously noted, upon entering into the new Master Supply Agreement with Flextronics in April of 2007 (the “2007 Agreement”), our internal disclosure committee met to consider whether this new agreement was required to be disclosed pursuant to Item 601(b)(10) of Regulation S-K. Our internal disclosure committee concluded that the 2007 Agreement was in the ordinary course of business, was not one on which our business is substantially dependent and was therefore not a material contract requiring disclosure pursuant to Item 601(b)(10) of Regulation S-K.

We also believe that we have disclosed the more important provisions of the Flextronics arrangement in our 2007 Form 10-K including the term, percentage of total procurement, 2008 expected purchases and key commitments and obligations. Accordingly, we do not see the additional benefit to investors of filing the entire 2007 Agreement much of which we believe is competitively sensitive and for which we would request confidential treatment.

The following are also some of the additional factors considered by the disclosure committee:

1)	If Flextronics were unable to continue to supply product under the 2007 Agreement, it would not result in a material disruption to our business for the following reasons:

•	Flextronics primarily provides contract assembly labor, and we continue to manage the inbound sourcing and supply chain management of raw materials and sub-assembly parts.

•	We own the tooling, technology and material that Flextronics currently uses to produce our products.

•

There are a number of alternative suppliers that could replace the contract assembly labor Flextronics provides. Many of these alternative suppliers expressed an interest in replacing Flextronics when we were negotiating the 2007 Agreement.

•	We have business resumption plans in place for Flextronics and other similar suppliers.

•	We continue to maintain many of the sub-contractor relationships that Flextronics uses to produce our products.

•

We maintain approximately 3 months of inventory in-transit and on-hand such that we would be able to minimize the impact of any business disruption during a transition period to another vendor should the supply of product from Flextronics become unavailable.

Based on the above factors, we concluded that we could comfortably replace Flextronics as a supplier within the timeframe represented by our inventory in-transit and on-hand.

2)	Flextronics primarily supplies Black and White products whereas our current business strategy focuses on color devices, which are expected to represent an increasing proportion of our future business and is a consistent industry trend. Accordingly, both currently and going forward the 2007 Agreement is a less important contract for us than the original 2001 Flextronics agreement.

3)	Due to the number of alternative suppliers, the 2007 Agreement contains market based and comparable pricing and does not give Flextronics product exclusivity. The are no significant restrictions on us in seeking alternative suppliers while the 2007 Agreement is in effect, even during satisfactory performance by Flextronics.

Based on the above considerations, we continue to believe that the 2007 Agreement was made in the ordinary course of business, was not one on which our business is substantially dependent and therefore was not and continues not to be a material contract requiring disclosure under Item 601(b)(10) of Regulation S-K.